

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act



06044003

July 28, 2006



Mark R. Ziebell
Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/28/2006

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 2, 2006

Dear Mr. Ziebell:

This is in response to your letter dated June 2, 2006, concerning the shareholder proposals submitted to Peregrine Pharmaceuticals by Christopher C. Smith and Zachary C. Smith. We have also received a letter from one of the proponents dated June 2, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Christopher C. Smith
Zachary C. Smith
PO Box 321
Cornwall, PA 17016

704562

Snell & Wilmer
L.L.P.
LAW OFFICES

600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689
714.427.7000
714.427.7799 (Fax)
www.swlaw.com

DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

June 2, 2006

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) – Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 7, 2006, Peregrine received two (2) stockholder proposals (collectively, the "***Proposals***") and supporting statements, one (1) from each of Mr. Christopher C. Smith and his son Mr. Zachary C. Smith, for inclusion in the proxy statement (the ***"2006 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2006 Annual Meeting of Stockholders.

We hereby request that the Staff of the Division of Corporation Finance (the ***"Staff" or "Division"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), Peregrine excludes each of the Proposals from its proxy materials.

Peregrine's 2006 Annual Meeting of Stockholders is tentatively scheduled for October 3, 2006. Peregrine currently intends to file its definitive 2006 Proxy Statement with the Commission on or about August 28, 2006. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to each of Mr. Christopher C. Smith and Mr. Zachary C. Smith, individually, informing them of Peregrine's intention to omit the Proposals from its 2006 Proxy Statement.

Background

On Sunday, May 7, 2006, Peregrine received an e-mail from Mr. Christopher C. Smith, attached to which was a shareholder proposal submitted for inclusion in the 2006 Proxy Statement, submitted on his behalf, along with supporting documentation. Also on Sunday, May 7, 2006, Peregrine received an e-mail from Mr. Zachary C. Smith, the son of Mr. Christopher C. Smith, attached to which was a shareholder proposal submitted for inclusion in the 2006 Proxy Statement, submitted on his behalf, along with supporting documentation. Copies of the e-mails, proposals and supporting documentation are attached hereto as **Exhibits A** and **B**.

Upon review of the supporting documentation attached to Mr. Zachary C. Smith's e-mail, it was discovered that the letter from TD Ameritrade confirming his share ownership identified the title of the brokerage account as follows: "Christopher Smith as Custodian for Zachary Smith, Under Pennsylvania Uniform Transfer to Minors Act (UTMA)." Peregrine responded to Mr. Christopher Smith on May 18, 2006 via e-mail and U.S. mail, advising Mr. Christopher Smith that, because he is the custodian of his son's brokerage account, he has control over the shares of Peregrine common stock held in such account. Consequently, because he submitted a shareholder proposal with respect to the shares of Peregrine common stock in his account and a proposal was submitted purportedly by his son with respect to shares of Peregrine common stock held in an account over which he has control, Peregrine informed Mr. Christopher Smith of the violation of the "one (1) proposal" rule as required by Rule 14a-8(f), and of the requirement to respond within fourteen (14) days of receiving the letter, as required by the rule. A copy of Peregrine's letter is attached as **Exhibit C**. Peregrine advised Mr. Christopher Smith that he is entitled to submit one (1) of the two (2) proposals due to his control over both brokerage accounts.

On May 28, 2006, Mr. Christopher C. Smith e-mailed to the Company a letter dated May 27, 2006, responding to the Company's letter dated May 18, 2006. Copies of Mr. Smith's letter and supporting document are attached as **Exhibit D** (excluding a portion the letter that the Company has redacted due to its lack of relevance to the shareholder proposal process). In his letter Mr. Smith provides the background for the establishment of his son's brokerage account for which he is the custodian, and the reason the shares of Peregrine common stock remained in the custodial past the date his son reached the age of majority. Mr. Smith then informs the Company that the shares have been transferred to a new brokerage account in the name of Mr. Zachary C. Smith, thereby eliminating any "unfounded issues of control."

The "One Proposal" Rule

Peregrine intends to exclude the Proposals from its proxy statement and form of proxy for its year 2006 Annual Meeting of Stockholders on the basis that they violate the Commission's "one (1) proposal" rule (Rule 14a-8(c)), which permits each stockholder no more than one (1) proposal for each particular stockholder meeting. In adopting the one (1) proposal rule, the

Commission noted the "possibility that some proponents may attempt to evade the rule's limitations through various maneuvers, such as having other persons whose securities they control submit two (2) proposals each in their own names." Exchange Act Release No. 34-12999 (November 22, 1976) ("Release 12999"). See also Dominion Resources, Inc. (February 24, 1993), and Jefferson-Pilot Corporation (March 12, 1992). The Division has interpreted Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) to permit exclusion of all of a group of multiple proposals submitted by related parties when circumstances show that "one proponent is the 'alter ego' of another proponent or that one proponent possesses 'control' over the shares owned of record, or beneficially, by another proponent." Jefferson-Pilot Corporation (*supra*) (citing Trans World Corp. (February 5, 1981)). *See also* Spartan Motors (March 12, 2001); Banc One Corporation (February 2, 1993); Occidental Petroleum Corporation (March 27, 1984).

The Division has consistently interpreted Rule 14a-8(c) to permit exclusion of a group of proposals where the proponents are related and one is the "alter ego" of another or where one proponent "controls" another's shares. For example, in BankAmerica Corp (Feb. 8, 1996), a proponent submitted one (1) proposal as president of a corporate proponent and another as custodian of a minor. After being notified of the one (1) proposal rule, the proponent did not strike either proposal and BankAmerica filed a no-action letter. The Staff concurred with BankAmerica Corp.'s reasoning and permitted exclusion of both proposals based on the argument that the "Proponents are the nominal proponents acting on behalf of, under the control of, or as the alter ego of [the proponent]." Such is the case with the Proposals submitted by Mr. Christopher Smith and his son. As noted above, Mr. Christopher C. Smith has subsequently transferred the shares from the custodial account into a new account in the name of Mr. Zachary C. Smith. Mr. Christopher C. Smith claims that this should satisfy any "unfounded issues of control." Peregrine disagrees with Mr. Christopher C. Smith's contention that its position is unfounded, and that the subsequent transfer of the shares into an account in only his son's name establishes that his son did not have control. In Jefferson-Pilot Corporation (*supra*), the Staff again permitted exclusion of multiple proposals stating: "we further note that the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, **such as having person they control submit a [sic] proposals**." [emphasis added]. Being custodian of an account in one indicia of control, but even in the absence of such account, Mr. Smith clearly has control over his son and is using him in a maneuver to avoid the one proposal rule, as clearly contemplated by Jefferson-Pilot.

In addition, as further evidence of control by Mr. Christopher Smith, the Proposals (i) are each dated May 7, 2006, (ii) were e-mailed to Peregrine on the same date, (iii) contain the identical P.O. Box and street addresses, (iv) are formatted the same, and (v) the transmittal letters contain the same grammatical error (as well as the same content).[1]

[1] It should be noted that Mr. Christopher Smith's wife, Susan Smith, has also submitted a proposal bearing all of the same characteristics; such proposal, however, is the subject of a separate no-action letter.

Mr. Christopher Smith has been given an opportunity to eliminate one (1) Proposal, but has determined that he has not violated the one proposal rule and, therefore, has not eliminated a Proposal. Based upon the language of Release No. 34-12999, and the Jefferson-Pilot Corporation, BankAmerica Corp. and other cited no-action letters, Peregrine believes that both Proposals should be omitted from its 2006 Proxy Materials due to the violation of the "one proposal rule."

In the event that the Division does not agree with Peregrine's position to exclude the Proposals on the basis that Mr. Christopher Smith has violated the one (1) proposal rule, Peregrine hereby offers the following substantive arguments for excluding such Proposals.

Proposal of Mr. Christopher C. Smith

Mr. Christopher Smith's Proposal reads as follows:

"The shareholders urge our board of directors to take the necessary steps to nominate at least two (2) candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our Company's current practice with the single candidates it now proposes for each position"

Peregrine acknowledges that the Staff has repeatedly denied the exclusion of proposals urging the board of directors of an issuer to take the necessary steps to nominate at least two (2) candidates for each directorship to be filed by voting of stockholders at annual meetings. *See SBC Communications, Inc.* (January 31, 2001), *Bank of America Corporation* (February 16, 2001) *and General Electric Company* (January 12, 2001).

Peregrine believes, however, that the current situation is distinguishable from prior precedents. As such, for the reasons stated below, Peregrine believes that the Mr. Smith Proposal may be properly omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(6) under the Act, because the Company lacks the power or authority to implement the proposal.

Reasons for Omission

Rule 14a-8(i)(6) - Company Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company "would lack the power or authority to implement the proposal." In a line of no-action letters, the Staff has consistently allowed companies to omit certain proposals imposing director qualifications on the ground that neither a company nor its board has the power to ensure that directors satisfying the requirements are elected. *See, e.g. General Electric Company* (February 4, 2002) (company allowed to exclude a proposal requesting a majority of the board of directors be independent). While the Mr. Smith Proposal does not expressly impose director qualifications, given recent developments with respect to required board and committee composition, it indirectly imposes qualifications on nominees and therefore Peregrine argues that these precedents compel the conclusion that the Mr. Smith Proposal is excludable.

Under the Mr. Smith Proposal, Peregrine's board of directors (the "Board") would be required to nominate ten (10) candidates to fill the Board's five (5) director seats at each annual election. At the stockholder meeting, the five (5) candidates receiving a plurality of the votes would be elected to the Board. This is consistent with the Staff's position with respect to similar proposals. *See SBC Communications, Inc.* (January 31, 2001) (the Staff noted that "the proposal does not require separate voting for each open board position, but rather, requires the nomination of at least two (2) candidates for each open board position").

As a Delaware corporation, the Company's stockholders are vested with the sole authority to elect directors of the Company. Delaware General Corporation Law ("DGCL") §211. While the Board may appoint directors to fill vacancies, such appointees must be elected by the stockholders at the next election of their class in order to remain directors. DGCL §223. Thus, only stockholders may determine who may serve as a director, and only directors may serve on committees of the Board.

As a result of the Sarbanes-Oxley Act of 2002, there are new regulatory requirements for publicly listed corporations that require the audit, compensation and nominating committees of the board of directors to be composed entirely of independent directors. The Commission's rules require public companies to disclose whether there is at least one (1) audit committee financial expert serving on the audit committee. *See Item 401(h) of Regulation S-K,* 17 CFR 229.401(h). In addition, NASDAQ rules require that each member of the audit committee must be able to read and understand financial statements (the "Financial Sophistication Requirement"). *See NASDAQ Marketplace Rule 4350(d)(2).* Peregrine takes corporate governance seriously and is proud it complies with the foregoing committee requirements. The Board is committed to the continued compliance with all board and committee composition requirements.

While the present situation is not squarely on point with this line of no action letters, adoption of this Proposal would place Peregrine in an analogous situation whereby it would be near impossible to ensure that the resulting Board (and committee) composition would be in compliance with SEC and NASDAQ rules and regulations or Peregrine's existing audit, compensation and nominating committee charters. This creates an insurmountable task of finding six (6) candidates who not only qualify as "audit committee financial experts" but who would also be willing to go through the interview process and serve on the Board given the lottery approach to their likely election. Consequently, by its very nature, the Mr. Smith

Proposal imposes qualification requirements on the candidates and is therefore excludable pursuant to Rule 14a-8(i)(6) as evidenced by the previously cited line of no-action letters.

Recent SEC and NASDAQ rules and regulations impose requirements with respect to board and committee composition. Most notably, Peregrine must ensure that its board and committees thereof satisfy certain recent independence and financial sophistication requirements. Because the Board does not have the power or authority to dictate who is elected as a director of the Company, the Board cannot ensure that a sufficient number of "independent directors," will be elected to serve on the Company's board of directors, or any of the three (3) committees of the board, as required by NASDAQ rules or as may be necessary to comply with the respective committee charters. More significantly, the Board cannot ensure whether one (1) of the candidates elected will qualify as an "audit committee financial expert" or whether two (2) others meet the Financial Sophistication Requirement, unless eight (8) of the nominees meet the requisite independence requirements and Financial Sophistication Requirement and six (6) of the candidates qualify as an "audit committee financial expert".

The Staff has consistently permitted companies to exclude proposals that request a company's board of directors to adopt requirements that all committee members be "independent" on the basis that it is simply impossible for the board to ensure a sufficient number of "independent" directors will be elected. *See, e.g., Peabody Energy Corporation* (February 23, 2004) (proposal urging policy that only independent directors, as defined in the proposal, may serve on the board's various committees); *Alcide Corporation* (avail. Aug. 11, 2003) (proposal to require members of compensation committee to be "otherwise independent" as defined by SEC rule); *I-many Inc.* (avail. Apr. 4, 2003) (proposal mandating compensation committee comprised solely of non-management directors and at least one (1) independent, non-director shareholder); *Archon Corp.* (avail. March 16, 2003).

Proposal of Mr. Zachary Smith

Mr. Zachary Smith's Proposal reads as follows:

When selling Company stock to finance continued operations, the Company is required to get the stock acquiring party to agree to the following terms:

1. Acquiring party will not be permitted to short sell stock in Peregrine Pharmaceuticals for a period of 45 days prior to the date of any pricing mechanism related to the stock being acquired.

2. Acquiring party will not be permitted to short sell stock in Peregrine Pharmaceuticals for a period of 45 days prior to the actual date of purchase.

3. Acquiring party will commit to not sell acquired shares in Peregrine Pharmaceuticals for a period of 45 days, unless selling price is at least five percent greater than the closing price of Peregrine Pharmaceuticals on the date the stock was acquired.

For the reasons stated below, we believe that the Proposal may be properly omitted from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act, because it concerns matters relating to the conduct of Peregrine's ordinary business operations.

Reasons for Omission

Rule 14a-8(i)(7) - The Proposal deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving "significant policy issues." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting". *Exchange Act Release No. 34-40018* (May 21, 1998) (the *"SEC Release").*

We believe the Mr. Zachary Smith's Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) because the proposal interferes with the Company's ability to raise capital to finance its continued research and product development efforts, including, without limitation, the conduct of clinical trials. Peregrine's Certificate of Incorporation and Delaware law grant exclusive authority to the Board of Directors on matters involving the issuance of shares that have been authorized. To restrict the Board's ability to raise needed capital would hamstring the business operations of the Company and adversely affect its ability to operate its everyday business operations. Such restrictions on the Board's authorization to issue shares and raise capital are not only outside the legal scheme contemplated by Delaware law, but would also produce disastrous effects for the operations of the Company. In addition, the Staff has on numerous occasions permitted the exclusion of proposals that place restrictions on the issuance of authorized but unissued capital stock on the basis that they relate to the conduct of the ordinary business operations of a company. *See, in particular, Harken Energy Corporation* (March 30, 2001) *Intel Corporation* (January 15, 1992); *Spectrum Control, Inc.* (March 8, 1991). Because Mr. Zachary Smith's Proposal relates to Peregrine's ordinary business operations, it should be excluded pursuant to Rule 14a-8(i)(7).

For the reasons set forth above, we believe that both the Mr. Smith Proposal and the Mr. Zachary C. Smith Proposal may be omitted from the 2006 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if either or both of the Proposals are excluded.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding either or both of the Proposals or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:rp

Enclosures

cc: Mr. Christopher C. Smith
Mr. Zachary C. Smith
103 Cedar Street
Cornwall, PA 17016

A

May 6, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed a shareholder proposal. This proposal is being submitted for stock held in an TD Ameritrade IRA account in the name and social security number of Christopher C. Smith. These holdings include more than 115,000 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. At least $2000.00 of this stock in the Company will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,



Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Stockholder Proposal

Require the Company to Nominate at Least Two (2) Unique Candidates for Each Open Seat on the Board of Directors

The Proposal Details

The shareholders urge our board of directors to take the necessary steps to nominate at least two unique candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our Company's current practice with the single candidates it now proposes for each position.

Why Stockholder is Asking for Your Approval

Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the company presents only one nominee to fill each open seat on the Board of Directors. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for all the nominees, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our Company management diligently; or who serves as a consultant to the Company that could compromise independence; or pose other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt Companies enjoy re-election with 90%+ pluralities. The "real" selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.


AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

April 18, 2006

Christopher Smith
103 Cedar Street
Cornwall, PA 17016-0321

RE: TD Ameritrade Account Ending in 4382

Dear Mr. Smith:

Thank you for your correspondence regarding your account held with TD Ameritrade, titled Christopher Smith, Rollover IRA, TD Ameritrade, Inc. Custodian.

Pursuant with your request, please accept this letter as documentation that 115,128 shares of Peregrine Pharmaceuticals, Inc. (PPHM) have been continuously held in street name since April 1, 2005, for the benefit of the TD Ameritrade account referenced above.

I thank you for your business and for the opportunity to be of service in this matter. On behalf of TD Ameritrade, we look forward to serving your investment needs in the future.

Sincerely,



Phillip E. Pogue
Client and Regulatory Relations Analyst
Corporate Compliance
TD Ameritrade, Division of TD Ameritrade, Inc.
Member NASD/SIPC

(B)

May 6, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed a shareholder proposal. This proposal is being submitted for stock held in a TD Ameritrade account in the name and social security number of Zachary C. Smith. These holdings include over 2600 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. At least $2000.00 of this stock in the Company will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

As I will be 19 years of age by the date of the stockholders meeting, I believe that I am entitled by law to submit the enclosed proposal in my name.

Sincerely,
Zachary Smith

Zachary C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Stockholder Proposal

Require the Company to Conduct Financing Activities with Stockholder Friendly Entities

Introduction

The Company routinely finances continued operations through the sale of common stock. These stock sales are typically at a fifteen percent or greater discount to the current stock price. To date, the Company has not required the buying party to agree to stockholder friendly provisions, like retaining ownership of the stock purchased at these discounted prices for a period of time after purchase nor does the Company prevent the acquiring party from shorting the Company's stock before purchase. The goal of this proposal is to require the Company to consider its stockholders and to finance continued operations in a manner that will lessen the damage done to the value of the existing stockholders' holdings.

The Proposal Details

When selling Company stock to finance continued operations, the Company is required to get the stock acquiring party to agree to the following terms:

1. Acquiring party will not be permitted to short sell stock in Peregrine Pharmaceuticals for a period of 45 days prior to the date of any pricing mechanism related to the stock being acquired.

2. Acquiring party will not be permitted to short sell stock in Peregrine Pharmaceuticals for a period of 45 days prior to the actual date of purchase.

3. Acquiring party will commit to not sell acquired shares in Peregrine Pharmaceuticals for a period of 45 days, unless selling price is at least five percent greater than the closing price of Peregrine Pharmaceuticals on the date the stock was acquired.

Why Stockholder is Asking for Your Approval

It is long since time that the Company restricts their financing activities to entities that have a vested interest in the success of the Company, not financiers looking to flip discounted stock for quick profit. The inability of this Company to secure financing by placing stock in the hands of reputable institutions seeking to hold the stock for long term appreciation have subjected shareholders to questionable stock price fluctuations at times when these financing deals are being completed. These activities have diluted shareholder equity and contributed to a depressed stock price. Although these restrictions may limit the financing options of the Company, it is time for this Company to finance continued operations through revenue received by profitable manufacturing activities, asset sales, licensing agreements and long term product development partnerships.

I strongly suggest that all stockholders vote in favor of this proposal.

TD AMERITRADE



1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

April 18, 2006

Christopher Smith
103 Cedar Street
Cornwall, PA 17016-0321

RE: Ameritrade Account Ending in 7011

Dear Mr. Smith:

Thank you for your correspondence regarding your account held with TD Ameritrade, titled Christopher Smith as Custodian for Zachary Smith, Under Pennsylvania Uniform Transfer to Minors Act (UTMA).

Pursuant with your request, please accept this letter as documentation that 2,630 shares of Peregrine Pharmaceuticals, Inc. (PPHM) have been continuously held in street name since April 1, 2005, for the benefit of the TD Ameritrade account referenced above.

I thank you for your business and for the opportunity to be of service in this matter. On behalf of TD Ameritrade, we look forward to serving your investment needs in the future.

Sincerely,



Phillip E. Pogue
Client and Regulatory Relations Analyst
Corporate Compliance
TD Ameritrade, Division of TD Ameritrade, Inc.
Member NASD/SIPC

PEREGRINE
Pharmaceuticals, Inc.



May 19, 2006

VIA E-EMAIL AND U.S. MAIL
csphoto@comcast.net

Mr. Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

Dear Mr. Smith:

We are in receipt of three proposals submitted by you, Susan Smith, and a custodial account for the benefit of Zachary Smith, respectively, for inclusion in the proxy statement of Peregrine Pharmaceuticals, Inc. for its upcoming stockholders' meeting, together with brokers' letters referencing Peregrine shares purportedly held by each of you.

As you are aware, Rule 14a-8 enacted pursuant to the Securities Exchange Act of 1934 contains various eligibility and procedural requirements which stockholders must follow if they wish to include a proposal in our proxy materials. Each shareholder may submit only one proposal to a company for a particular stockholders' meeting under Rule 14a-8(c). Under Securities and Exchange Commission no action letters, for purposes of this rule, multiple shareholders are considered to be one and the same proponent entitled to submit only one proposal if one of the shareholder possesses control over the shares of the other.

The broker's letter from TD Ameritrade dated April 18, 2006 submitted with Zachary's proposal is addressed to you, not Zachary, as account holder with respect to the shares purportedly owned by Zachary. It is apparent from that letter that those shares are being held in a custodial account of which you are the custodian under the Pennsylvania Uniform Transfer to Minors Act. As custodian, you are in control of all shares held in that account. Thus, you and your son's custodial account are considered a single proponent for purposes of Rule 14a-8(c). Accordingly, you may submit only one of the two proposals submitted by you and the custodial account, failing which Peregrine may exclude both proposals.

Please note that Rule 14a-8(f) requires that you respond to this letter within fourteen (14) days of receiving this letter.

475083.2
05/19/06 12:17 PM

Thank you for your interest in and support of Peregrine Pharmaceuticals, Inc.

Sincerely,



Paul Lytle
Chief Financial Officer
Corporate Secretary

cc: Board of Directors, Peregrine Pharmaceuticals, Inc.
Mark Ziebell, Esq., Snell & Wilmer L.L.P.

475985.2
05/19/06 12:17 PM

May 27, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Response to you letter dated May 19, 2006, regarding shareholder proposal submission of Zachary Smith.

Dear Mr. Lytle,

Before I address your letter, I would first like to address an email which I sent to you dated May 13, 2006.

In April of 2001, an account was established with then named Datek, owned by my son Zachary, under his SSN and with his own money. At that time, he was a minor. I was identified as the custodian of this account. Stock in Peregrine was purchased between April of 2001 and January of 2003. There had been no activity in this account since January of 2003.

As this account is low activity and of relatively low value (2630 Shares of Peregrine's stock with less than $10 cash), the account has benefited from my custodianship as it has incurred no maintenance or inactivity fees due to my more substantial holdings and assets in accounts with Datek (now TD Ameritrade). As such, once Zachary reached the age of majority in September of 2005, there was no immediate hurry to move the assets into a different account.

As the sole owner of the stock, Zachary submitted his stockholder proposal, of which you now take issue. In order to remedy any concerns that you may have about the control of the stock which Zachary himself is the sole owner; an individual, non-custodial account in Zachary Smith's name has been applied for and established. All assets have been transferred from the custodial account to this new individual account (transfer request attached). A letter of ownership of the assets in this new account has been requested and will be forwarded to you as soon as it is received by Zachary. Obviously, as you are already fully aware, Zachary has always been and continues to be the sole owner of this stock. He should have the same right as any other shareholder to submit a shareholder proposal.

I hope this remedy satisfies any unfounded issues of control and properly resolves your perceived multi-proposal issue. If not, please provide a detailed explanation as to why this remedy does not sufficiently resolve this issue.

Sincerely,



Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Internal Account Transfer Form



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Broker #: ____________

Mailing Address Information
New accounts please include this form with your account application.

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Receiving TD AMERITRADE Account Information

Account Number:	[redacted]1981
Client Name:	ZACHARY C SMITH
Type:	Individual
SSN:	196-70-7368

Delivering TD AMERITRADE Account Information

Account Number:	[redacted]7011
Title on Account:	ZACHARY C SMITH
Transfer Amount:	Total
Close Delivering:	Yes

Assets to Transfer

Transfer:	Total Transfer from a Brokerage Account

TRANSFER AGREEMENT

If a UGMA/UTMA is being transferred to an Individual, Joint, or other type of account, I hereby certify that I have attained the age of termination for the state in which the UGMA or UTMA was established, the custodianship has therefore terminated, and that I have a present and absolute interest in and to all assets of such account.

Please remember...

All account owners listed on account [redacted]7011 (the delivering account) must sign this transfer form. By signing this form, as either delivering or receiving account owners you are authorizing the transfer/acceptance of any debit balance. Please use the space below for ALL account owners associated with account [redacted]7011 (the delivering account).

Zachary Smith Receiving Account Owner, 785-091981	5/21/2006 Date
Zachary Smith Delivering Account Owner, 870-527011	5/21/2006 Date

Account Number: [redacted]1981

Internal Account Transfer Form

June 2, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals of Christopher C. Smith and Zachary C. Smith
Company - Peregrine Pharmaceuticals
Letter Dated June 2, 2006 by Mark Ziebel of Snell & Wilmer

Dear Ladies and Gentlemen,

I have no interest in wasting your precious time nor mine, so here we go:

Peregrine Claims that Christopher C. Smith Submitted 2 Stockholder Proposals.

These claims are unfounded for the following reasons:

- Zachary C. Smith has clearly been the owner of Peregrine stock for a number of years, regardless of the type of account the stock resided in. His ownership was established in 2001 and continues today. All stock was purchased with his money and in a broker account in his name. As the owner of the stock and as he is 18 years of age, he has asserted his right to submit a stockholder proposal under Rule 14a-8.

- Zachary C. Smith owns more stock in Peregrine Pharmaceuticals that has been **purchased** with his own money than a number of Company Officers and Board members.

- As Zachary C. Smith is the true owner of the stock, rightfully submitted his proposal and was not a minor at the time the proposal was submitted, any claims Peregrine makes regarding his proposal and their unfounded linkage to the proposal of Christopher C. Smith must be denied in their entirety as Peregrine failed to properly follow Rule 14a-8. Peregrine failed to notify the stockholder and proposal submitter, Zachary C. Smith, of any suspected deficiency with his proposal as required by Rule 14a-8. The rule is clear, the **stockholder** must be notified. (See Attachment 'A' – Letter Addressed to Christopher C. Smith and Attachment 'B' – First page of the enclosed letter also addressed to Christopher C. Smith)

- Rule 14a-8 specifically provides a stockholder time to rectify a problem with a proposal submission. The company's issue was addressed in a timely fashion as the stock was transferred from the custodian account owned by Zachary C. Smith to a newly created individual account owned by Zachary C. Smith. Peregrine now is obviously not happy with how the issue was rectified.

- In Christopher C. Smith's response to Peregrine's multi-proposal issue, dated May 27th, 2006 (See Attachment 'C' – By the way, please read this entire letter. Peregrine failed to provide the SEC with a 'true' copy of this document – after you read it, it will be clear why Peregrine chose to blanked out and hide from the SEC parts of this document), Mr. Smith's final paragraph, in good faith, questioned Peregrine whether the remedy sufficiently resolved their concerns, and if not, requested an explanation as to why the remedy was not sufficient. Peregrine did not act in good faith by not responding to Mr. Smith and then filing with the SEC their continued objection and desire to have these two proposals linked. Both Christopher C. Smith and Zachary C. Smith have had their rights violated by Peregrine Pharmaceuticals. The Smith's did take action to immediately remedy the situation and still had sufficient time left (of the 14 days from initial receipt) to further remedy any issues with the proposals if the Company would have notified them of any.

- No one from Peregrine Pharmaceuticals or their attorney has ever met nor spoken to Zachary C. Smith, yet they claim he is under my control and is not competent to make adult decisions on his own. Zachary graduated high school last year, a year before everyone else his age. By Christmas of this year (a year and a half after graduating from HS) he will be a Junior in college, with a 3.6+ GPA, majoring in Actuarial Sciences with a minor in Accounting He also has a strong background in Economics and has studied the stock market in school. For his first job, he worked for over 14 months (part-time during school, full-time over summer) at one of the archives of start-up FinGlobe (http://www.finglobe.com/), a firm that archives and provides financial reports for over 30,000 corporations worldwide. He worked directly for the owner of the company. Since last summer, Zachary works in a statistical analysis group within the Pennsylvania Higher Education Assistance Agency. Next summer he hopes to get an internship at the Harrisburg branch of Price Waterhouse Coopers. Although he could have liquidated his holdings to pay for college, he has taken loans in his own name instead. He is, and has been in control of this stock, regardless of the type of account the stock was technically held in. He is more than competent to make his own decisions with regard to this matter and is clearly capable of crafting and submitting a stockholder proposal in his name as is his right under Rule 14a-8.

- Peregrine has no evidence as to who wrote or sent either of these two proposals or a third proposal submitted by my wife, Susan C. Smith. Stockholders are not required to prepare or send proposals themselves. Many people have lawyers submit proposals for them and in their name. All of Peregrine's claims in this area are unsubstantiated and immaterial. Christopher C. Smith and Zachary C. Smith each individually meet all requirements of Rule 14a-8 and have each rightfully submitted a stockholder proposal in their individual names. As a matter of fact, rule 14a-8 does not set a required age for stockholder submission. Zachary has held off submitting a proposal until he had reached the age of majority in Pennsylvania (18). Zachary turned 18 in September of 2005.

- Peregrine claims evidence of control includes 'form letter' replication and bad grammar. Is that the best they and their lawyer can come up with? Now please check out the incompetence of their lawyer, who had the audacity to be so nitpicky. I'm sure you have Mr. Ziebel's filing to exclude the proposal submitted by Susan C. Smith. Take a look at the last paragraph of that filing and Mr. Ziebel's filing that this is letter in response to as they both state the following;

    'We respectfully request your advice in this matter. If you have any questions regarding ***either or both of the Proposals*** *or this request, please do not hesitate to contact me.'*

Since Susan C. Smith only submitted one proposal, that statement by Mr. Ziebel is down right inaccurate. I think the SEC should ignore all of Mr. Ziebel's filings because obviously he's using templates and can't proof read worth a damn. Obviously the other filing is incomplete as it only discusses one Proposal. Certainly you have to reject the filing, right?
I hope you have enjoyed that little bit of levity☺ See the crap stockholders in Peregrine Pharmaceuticals have to put up with to be heard?

Peregrine Claims that the Stockholder Proposal Submitted By Christopher C. Smith May be Excluded.

The SEC did not allow Peregrine to exclude this same proposal last year and the proposal received somewhere around 35-40% of the votes cast by stockholders of Peregrine Pharmaceuticals.

Enough said.

Peregrine Claims that the Stockholder Proposal Submitted By Zachary C. Smith May be Excluded.

It's a damn shame when a company claims that diluting stockholder equity by selling stock at significant discounts to financiers who are permitted to influence the price that they pay for the stock by shorting the stock before purchase is routine and part of the Company's ordinary business operations. I thought Company's were suppose to sell products and services and actually make money for the stockholders. You will see that Peregrine's SEC filings specifically allow these 'sources of corporate financing' to short the stock. Peregrine has performed these financing activities at unspecified intervals, for varied amounts of capital and has sold to numerous different entities over the years.

Mr. Lytle, Peregrine CEO, has stated during presentations that the Company has enough manufacturing capacity to support its cash burn rate. The Company has repeatedly told stockholders that they have turned down offers to sell or license intellectual property to various other companies because the offered compensation was not acceptable. The Company routinely loses money quarter after quarter yet turns down these opportunities to increase revenue. As such, the Company has chosen to pursue seemingly unprofitable business practices in favor of acquiring operational funding by methods that destroy long term shareholder equity. This proposal does not prevent the Company from continuing to seek financing as they have been. This proposal does seek to protect the stockholders and limit the damaging effects to stockholders that these types of funding transactions can produce.

This proposal should not be allowed to be excluded.

Good Faith Claim that Peregrine Pharmaceuticals Has Failed to Properly Notify Stockholders of Material Event.

Please read and forward Attachment 'C' to the appropriate individuals or department within the SEC who can investigate this incident and investigate why the Company failed to notify its stockholders of this seemingly material and market moving event.

Sincerely,



Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

PEREGRINE
Pharmaceuticals, Inc.

14272 FRANKLIN AVE., SUITE 100
TUSTIN, CA 92780

SANTA ANA CA 927
20 MAY 2006 PM

$ 00.39
MAILED FROM TUSTIN CA 92780

Mr. Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

17016+0321

Attachment A

PEREGRINE
Pharmaceuticals, Inc.

May 19, 2006

VIA E-EMAIL AND U.S. MAIL
csphoto@comcast.net

Mr. Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

Dear Mr. Smith:

We are in receipt of three proposals submitted by you, Susan Smith, and a custodial account for the benefit of Zachary Smith, respectively, for inclusion in the proxy statement of Peregrine Pharmaceuticals, Inc. for its upcoming stockholders' meeting, together with brokers' letters referencing Peregrine shares purportedly held by each of you.

As you are aware, Rule 14a-8 enacted pursuant to the Securities Exchange Act of 1934 contains various eligibility and procedural requirements which stockholders must follow if they wish to include a proposal in our proxy materials. Each shareholder may submit only one proposal to a company for a particular stockholders' meeting under Rule 14a-8(c). Under Securities and Exchange Commission no action letters, for purposes of this rule, multiple shareholders are considered to be one and the same proponent entitled to submit only one proposal if one of the shareholder possesses control over the shares of the other.

The broker's letter from TD Ameritrade dated April 18, 2006 submitted with Zachary's proposal is addressed to you, not Zachary, as account holder with respect to the shares purportedly owned by Zachary. It is apparent from that letter that those shares are being held in a custodial account of which you are the custodian under the Pennsylvania Uniform Transfer to Minors Act. As custodian, you are in control of all shares held in that account. Thus, you and your son's custodial account are considered a single proponent for purposes of Rule 14a-8(c). Accordingly, you may submit only one of the two proposals submitted by you and the custodial account, failing which Peregrine may exclude both proposals.

Please note that Rule 14a-8(f) requires that you respond to this letter within fourteen (14) days of receiving this letter.

Attachment 'B'

475985.2
05/19/06 12:17 PM

May 27, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Response to you letter dated May 19, 2006, regarding shareholder proposal submission of Zachary Smith.

Dear Mr. Lytle,

Before I address your letter, I would first like to address an email which I sent to you dated May 13, 2006. In that email, I was trying to understand why Peregrine Pharmaceuticals did not properly notify its shareholders of an event where one of Peregrine's lead product candidates was discussed. The event was described as follows in a PDF file, publicly available on the internet:

> *The first Monoclonal Antibody (mAb) Therapeutics for Biodefense and Emerging Infectious Diseases (BEID) Workshop, sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), through the Division of Microbiology and Infectious Diseases (DMID) and organized by the Office of Biodefense Research Affairs (OBRA) of DMID, was held on March 29, 2006 at the Bethesda Pooks Hill Marriott. More than 95 leading scientists from academic institutions, biotech and pharmaceutical companies, as well as program staff from the NIAID, the Department of Health and Human Services (DHHS), the Department of Defense (DoD), and the Food and Drug Administration (FDA), participated.*

At this event, Dr. Melina Soares of the University of Texas Southwestern Medical Center, Dallas, made a presentation titled 'Tarvacin - Antiviral: a novel monoclonal antibody based therapy for enveloped viruses'. I believe that this presentation of Peregrine's drug candidate at what appears to be an important gathering of prestigious researchers sponsored by the NIAID, to be a material event. Yet, not only was there no press release by Peregrine, Peregrine also did not list this event on the events calendar on their website. I believe this to be a violation of Security and Exchange Commission disclosure regulations.

The stock action leading up to this presentation compared to the action on the days following, certainly indicates some limited number of individuals became aware of and traded PPHM stock based upon this event. Look at the following table:

DATE	OPEN	HIGH	LOW	CLOSE	VOLUME
3/31/2006	1.59	1.62	1.41	1.54	5072800
3/30/2006	1.39	1.64	1.38	1.63	6646800
3/29/2006	1.38	1.42	1.38	1.41	849500
3/28/2006	1.4	1.42	1.37	1.4	532600
3/27/2006	1.4	1.43	1.37	1.39	648700

Attachment 'C'

Please explain what was discussed at this event; why Peregrine considers this not to be a material event; why this event was not listed on Peregrine's Upcoming Events web page; why this event was not PR'd and what caused the dramatic increase in stock volume on March 30, 2006.

In April of 2001, an account was established with then named Datek, owned by my son Zachary, under his SSN and with his own money. At that time, he was a minor. I was identified as the custodian of this account. Stock in Peregrine was purchased between April of 2001 and January of 2003. There had been no activity in this account since January of 2003.

As this account is low activity and of relatively low value (2630 Shares of Peregrine's stock with less than $10 cash), the account has benefited from my custodianship as it has incurred no maintenance or inactivity fees due to my more substantial holdings and assets in accounts with Datek (now TD Ameritrade). As such, once Zachary reached the age of majority in September of 2005, there was no immediate hurry to move the assets into a different account.

As the sole owner of the stock, Zachary submitted his stockholder proposal, of which you now take issue. In order to remedy any concerns that you may have about the control of the stock which Zachary himself is the sole owner; an individual, non-custodial account in Zachary Smith's name has been applied for and established. All assets have been transferred from the custodial account to this new individual account (transfer request attached). A letter of ownership of the assets in this new account has been requested and will be forwarded to you as soon as it is received by Zachary. Obviously, as you are already fully aware, Zachary has always been and continues to be the sole owner of this stock. He should have the same right as any other shareholder to submit a shareholder proposal.

I hope this remedy satisfies any unfounded issues of control and properly resolves your perceived multi-proposal issue. If not, please provide a detailed explanation as to why this remedy does not sufficiently resolve this issue.

Sincerely,



Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 2, 2006

The first proposal urges the board to take the necessary steps to nominate at least two candidates for each open board position, and provides that the names, biographical sketches, required disclosures and photographs of these candidates shall appear in the company's proxy materials to the extent that is required by law and the company's current practice. The second proposal would require the company to impose certain terms on sales of its stock.

There appears to be some basis for your view that Peregrine Pharmaceuticals may exclude the proposals under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. Accordingly, we will not recommend enforcement action to the Commission if Peregrine Pharmaceuticals excludes the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Peregrine Pharmaceutical relies.

Sincerely,



Ted Yu
Special Counsel